ROCKWELL INTERNATIONAL CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THREE MONTHS ENDED DECEMBER 31, 1995
(In millions, except ratios)



EARNINGS AVAILABLE FOR FIXED CHARGES:
  Income from continuing operations before income taxes...........    $ 316.4
  Adjustments:
    Undistributed (income) of affiliates..........................       (1.9)
    Minority interest in loss of subsidiaries.....................        2.4
                                                                        316.9
    Add fixed charges included in earnings:
      Interest expense............................................       47.0
      Interest element of rentals.................................       17.3
      Total.......................................................       64.3

   Total earnings available for fixed charges.....................    $ 381.2

FIXED CHARGES:
  Fixed charges included in earnings..............................    $  64.3
  Capitalized interest............................................         .3
    Total fixed charges...........................................    $  64.6

RATIO OF EARNINGS TO FIXED CHARGES (1)............................        5.9


(1) In computing the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes adjusted for minority interest in income or loss of subsidiaries, undistributed earnings of affiliates and fixed changes exclusive of capitalized interest. Fixed charges consist of interest on borrowings and that portion of rentals deemed representative of the interest factor.
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